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                  PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114


December 5, 2001

Dear Limited Partner:

     As you are aware, Equity Resource Lexington Fund Limited Partnership ("Equity Resource") is making an offer to purchase up to 200 units of limited partnership interest (the "Units") in the Partnership at a purchase price of $5,000 per Unit. Equity Resource's offer is being made pursuant to the terms and conditions of an Offer to Purchase dated November 30, 2001, and the related Letter of Transmittal (together, the "Equity Resource Offer"). Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the tender, or whether the Partnership is remaining neutral.

     The Partnership believes that the price being offered by Equity Resource is not indicative of the Partnership's value and therefore RECOMMEND AGAINST ACCEPTING THE EQUITY RESOURCE OFFER. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource.

     WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR PRIOR TO MAKING YOUR DECISION AS THE SALE OF YOUR UNIT MAY HAVE SIGNIFICANT ADVERSE TAX CONSEQUENCES TO YOU.

     Finally, as indicated in Equity Resource's offer, an affiliate of the Partnership's general partner will have an option to acquire one-half of any Units acquired by Equity Resource in its offer. At present, it is anticipated that the general partner of the Partnership will exercise such option.

     If you have any questions, please contact Theresa Crumley at 229-242-7759.


                                               Sincerely,

                                               PRESIDENTIAL ASSOCIATES I
                                                   LIMITED PARTNERSHIP






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